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PERSTORP EXTENDS ACCEPTANCE PERIOD FOR ACQUISITION OF ENDOGEN, INC.

Perstorp AB subsidiary PerBio AB has extended the acceptance period for its offer to acquire Endogen, Inc. through July 7.

At the end of the original acceptance period, June 29, owners of 3,040,712 shares, corresponding to 88% of the share capital and voting rights, had accepted the offer.

PerBio is now extending the acceptance period with the aim of obtaining more than 90% of the shares outstanding, to enable redemption of the remaining shares through a simplified redemption procedure. The company intends to complete the acquisition even if it does not acquire the targeted percentage of shares.

The amount offered per share remains unchanged at USD 3.75.

PerBio Science AB, a wholly owned subsidiary of Perstorp AB, is to be spun off to Perstorp AB shareholders and listed on the Stockholm Stock Exchange in October 1999. The company is active in the expansive biotechnology sector and combines favorable profitability with high growth.

Endogen, Inc., which is listed on Nasdaq in New York and the Boston Stock Exchange, has annual sales of approximately USD 10 million (approx. SEK 85 million). The company develops and manufactures biomedical research products for use in both basic research and pharmaceutical drug discovery. The company's products are used worldwide by research institutions and universities, as well as pharmaceutical and biotechnology companies, in studies of such diseases as cancer, immune defense disorders and AIDS. The acquired company will strengthen PerBio Science's know-how in the biotechnology field, mainly by contributing expertise in monoclonal antibody and recombinant DNA technology.

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For further information please contact Mats Fischier, Head of PerBio Science AB, tel. +46 42-26 90 91 or Rolf Rahmberg, Vice President of Corporate Communications, Perstorp AB, tel +46 435-381 59.

JUNE 30, 1999
PERSTORP AB
CORPORATE COMMUNICATIONS